UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from_____________ to ______________

Commission File Number - 333-133631

A.	Full title of the plan and the address of the plan:

COMMUNITY BANCORP AND DESIGNATED SUBSIDIARIES' RETIREMENT SAVINGS PLAN

4811 U.S. Rte. 5

P.O. Box 259

Derby, Vermont  05829

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMMUNITY BANCORP.

4811 U.S. Rte. 5

P.O. Box 259

Derby, Vermont  05829

REQUIRED INFORMATION

The Community Bancorp and Designated Subsidiaries' Retirement Savings Plan is an ERISA plan with more than 100 participants.  Required financial statements filed with this report:

Financial Report for plan year ended December 31, 2009.

COMMUNITY BANCORP AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

with

SUPPLEMENTARY INFORMATION

December 31, 2009 and 2008

With Independent Auditors’ Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Community Bancorp and Designated Subsidiaries Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Community Bancorp and Designated Subsidiaries Retirement Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Community Bancorp and Designated Subsidiaries Retirement Savings Plan as of December 31, 2009 and 2008 and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Berry, Dunn, McNeil & Parker

Portland, Maine
June 25, 2010
VT Reg. No. 92-0000278

COMMUNITY BANCORP AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets
Investments, at fair value
Money market assets	$329,710	$339,977
Marketable equity securities	3,293,334	3,300,750
Common/collective trust	89,794	60,562
Mutual funds	5,793,328	4,462,493
Participant loans	270,895	318,887

Total investments	9,777,061	8,482,669

Receivables
Employer contributions	359,908	395,022
Accrued interest and dividends	190	7,754

Total receivables	360,098	402,776

Net assets available for benefits	$10,137,159	$8,885,445

The accompanying notes are an integral part of these financial statements.

COMMUNITY BANCORP AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Additions to net assets attributed to:
Investment Income
Net appreciation in fair value of investments	$1,053,052
Interest and dividends from investments	313,775

1,366,827

Contributions
Employer’s	473,565
Participants’	363,995

837,560

Total additions	2,204,387

Deductions from net assets attributed to:
Benefits paid to participants	918,525
Administrative expenses	34,148

Total deductions	952,673

Increase in net assets available for benefits	1,251,714

Net assets available for benefits

Beginning of year	8,885,445

End of year	$10,137,159

The accompanying notes are an integral part of these financial statements.

COMMUNITY BANCORP AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

Note 1.  Description of Plan

The following description of the Community Bancorp and Designated Subsidiaries Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of Community National Bank (the Bank), a subsidiary of Community Bancorp. (the Company), who have attained age 21 and have completed one year of service. Effective January 1, 2008, the Plan recognized years of service with LyndonBank and affiliated employers for purposes of eligibility and computing vesting. Under the provisions of the Plan, investment activity is directed by individual participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute up to the maximum amount allowed by the Internal Revenue Code (IRC). The Bank makes matching contributions equal to 50% of the participant’s contributions up to five percent of annual eligible compensation. The Bank may also make additional discretionary contributions. Contributions are subject to certain limitations. After tax or ROTH contributions are accepted by the Plan.

Forfeiture Accounts

There were no unallocated forfeitures as of December 31, 2009 and 2008.  Forfeitures may be used by the Bank to reduce future employer contributions.  During 2009, $6,596 of forfeitures were used to reduce the Bank’s contribution.

Note 2.  Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment Valuation

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As described in “Reporting on Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans”, investments held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to the fully benefit responsive group annuity contract because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The custodian indicates fair value approximates contract value and therefore would not be material to the financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

COMMUNITY BANCORP AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

All reasonable expenses of administration may be paid out of Plan assets unless paid by the Company.

Note 3.  Investments

Investments that represent 5% or more of the Plan's net assets are as follows:

	2009	2008

Community Bancorp. Common Stock	$3,293,334	$3,300,750
Growth Fund of America, Inc.	1,320,388	961,681
American Balanced Fund	723,370	748,334
Vanguard Total Stock Market Index Fund	1,447,559	1,189,866
EuroPacific Growth Fund	1,017,735	680,170
Royce Premier Investment Fund	540,470	359,993

During 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$1,238,674
Marketable equity securities	(185,622)
$1,053,052

Note 4.  Fair Value Measurements

The fair value measurement accounting literature establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, and level 3 inputs have the lowest priority. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Plan measures fair value using level 1 inputs because they generally provide the most reliable evidence of fair value. No level 2 inputs were available to the Plan, and level 3 inputs were only used when level 1 or level 2 inputs were not available.

Level 1 Fair Value Measurements

Money market assets are valued at the net asset value of shares held by the Plan at year end.  The fair value of the common/collective trust is based on the securities underlying the security backed contracts held by the trust. The fair value of mutual funds is based on quoted net asset values of the shares held by the Plan at year-end. The fair values of marketable equity securities are based on the closing price reported on the active market where the individual securities are traded.

Level 3 Fair Value Measurements

Participant loans are not actively traded and significant other observable inputs are not available. Thus, the fair value of participant loans approximates the amortized cost of the loans because the loans are secured by each respective participant’s account balance.

COMMUNITY BANCORP AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

The Plan’s investments are reported at fair value in the accompanying statements of net assets available for benefits.  The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

		Fair Value Measurements at
		Reporting Date Using:

		Quoted Prices in
		Active Markets	Significant
		for Identical	Unobservable
		Assets	Inputs
	Fair Value	Level 1	Level 3
December 31, 2009

Money market assets	$329,710	$329,710	$0
Marketable equity securities	3,293,334	3,293,334	0
Common/collective trust	89,794	89,794	0
Mutual funds	5,793,328	5,793,328	0
Participant loans	270,895	0	270,895

Total assets at fair value	$9,777,061	$9,506,166	$270,895

		Fair Value Measurements at
		Reporting Date Using:

		Quoted Prices in
		Active Markets	Significant
		for Identical	Unobservable
		Assets	Inputs
	Fair Value	Level 1	Level 3
December 31, 2008

Money market assets	$339,977	$339,977	$0
Marketable equity securities	3,300,750	3,300,750	0
Common/collective trust	60,562	60,562	0
Mutual funds	4,462,493	4,462,493	0
Participant loans	318,887	0	318,887

Total assets at fair value	$8,482,669	$8,163,782	$318,887

COMMUNITY BANCORP AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

The following table provides further details of the level 3 fair value measurements.

	Participant Loans

	2009	2008

Balance, beginning of year	$318,887	$336,061
Issuances and settlements (net)	(47,992)	(17,174)
Balance, end of year	$270,895	$318,887

Note 5.  Tax Status

The Plan obtained its latest determination letter dated August 23, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC.  The Plan has been amended since receiving the determination letter. However, the plan administrator and the plan’s tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Note 6.  Plan Termination

Although it has not expressed any intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

Note 7.  Party-In-Interest Transactions

Community Financial Services Group is the Plan’s custodian. Community Financial Services Group is an affiliate of Community National Bank, the plan sponsor, through common ownership.

The Plan allows for participant contributions to be invested in common stock of the parent of the plan sponsor, Community Bancorp. At December 31, 2009 and 2008, the Plan held 387,541 and 366,750 shares, respectively, valued at $3,293,334 and $3,300,750, respectively.

There were no party-in-interest transactions which are prohibited by ERISA Section 406 and for which there is no statutory or administrative exemption.

Note 8.  Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Note 9.  Subsequent Events

For purposes of accrual or disclosure in these financial statements, the Company has evaluated subsequent events through the date of issuance of these financial statements.

Schedule

COMMUNITY BANCORP AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Required for IRS Form 5500
EIN #01-0211807
Plan #002

December 31, 2009

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,		(e)
	Borrower, Lessor,	Rate of Interest,	(d)	Current
(a)	or Similar Party	Par or Maturity Value	Cost (1)	Value

	American Money Market Fund	Money Market		$306,425
	Blackrock Federal Trust Fund	Money Market		159
	Federated Government Obligations Fund	Money Market		23,126
*	Community Bancorp.	Common Stock		3,293,334
	American Balanced Fund	Mutual Fund		723,370
	Growth Fund of America, Inc.	Mutual Fund		1,320,388
	Dodge & Cox Balanced Fund	Mutual Fund		263,670
	T. Rowe Price Equity Income Fund	Mutual Fund		424,650
	Royce Premier Small Cap Fund	Mutual Fund		540,470
	Vanguard Total Stock Market Index Fund	Mutual Fund		1,447,559
	Vanguard Short Term Bond Index Fund	Mutual Fund		55,486
	Euro Pacific Growth Fund	Mutual Fund		1,017,735
	SEI Stable Asset Fund	Common/collective trust		89,794
*	Participant loans	Interest rate range
		4.49% - 8.42%,
		various maturities		270,895

				$9,777,061

* Indicates a party-in-interest to the Plan.
(1) Participant directed investments, information not required.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMUNITY BANCORP AND DESIGNATED SUBSIDIARIES'
RETIREMENT SAVINGS PLAN

DATE: June 25, 2010	/s/ Stephen P. Marsh
Stephen P. Marsh, President & Chief Executive Officer
Community Bancorp.
(Plan Administrator)